P.E. 1/1/02



CONFORMED

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X



Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, January 17, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We wish to inform you that, on Saturday, the 19th, we will be publishing a Communication in the Press with the following tenor:

"Banco Bradesco S.A. communicates to its stockholders and the market in general that Prudential Insurance Company of America (Prudential) has expressed an interest in acquiring the ownership interest that Bradesco Seguros S.A. (Bradesco Seguros) holds in the capital stock of Prudential-Bradesco Seguros S.A. (Prudential-Bradesco).

Negotiations are already underway between Bradesco Seguros and Prudential, with a view to concretizing the transaction, whereby Prudential will acquire 50.6064% of the common stock and 0.5185% of the preferred stock issued by Prudential-Bradesco, corresponding to the ownership interest held by Bradesco Seguros, thereby assuming ownership of 98.47% of the capital stock of Prudential-Bradesco, which on December 31, 2001 recorded stockholders' equity of R$ 66,630 million.

The conclusion of the operation will depend on the approval of SUSEP (Private Insurance Agency)."

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

Date: January 18, 2002

By: /s/ Luiz Carlos Trabuco Cappi
Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice-President and Investor Relations Director